U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 26, 2018 at 9:00 AM Beijing Time, Recon Technology, Ltd. (the “Company”) held its fiscal year 2017 annual general meeting of shareholders (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on January 3, 2018.

1.  Elect following directors:

a. One Class I director to the Company’s board of directors to serve until the 2019 Annual Meeting or until his successor is elected and qualified.

			Broker
Name	Votes For	Withheld	Non-Votes
Changqing Yan	5,032,984	1,025	—

b. Two Class II directors to the Company’s board of directors to serve until the 2020 Annual Meeting or until their successors are elected and qualified.

			Broker
Name	Votes For	Withheld	Non-Votes
Jijun Hu	5,027,972	6,037	—
Nelson N.S. Wong	5,027,981	6,028	—

c. One Class III director to the Company’s board of directors to serve until the 2018 Annual Meeting or until his successor is elected and qualified.

			Broker
Name	Votes For	Withheld	Non-Votes
Yongquan Bi	5,032,985	1,024	—

2.  Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018.

Votes For	Votes Against	Abstentions	Broker Non-Votes
5,028,768	2,742	2,499	—

On January 27, 2018 at 14:40 PM Beijing Time, the Company held an annual board meeting (the “Board Meeting”). All of the seven directors attended the Board Meeting in person. The board elected the Company’s largest shareholder, Mr. Yongquan, as the Chairman of the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: January 29, 2018	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer